Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 11
DATED MARCH 2, 2004
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 11 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 11 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 10 dated February 19, 2004, Supplement No. 9 dated February 12, 2004, Supplement No. 8 dated January 21, 2004, Supplement No. 7 dated January 12, 2004, Supplement No. 6 dated December 31, 2003, Supplement No. 5 dated December 15, 2003, (Supplement No. 5 superseded certain information contained in our prospectus and prior supplements dated between October 23, 2003 and December 4, 2003), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring relating to these properties, the tenants or in the local economic conditions;
  our receipt of sufficient net proceeds from this offering and financing proceeds to make these acquisitions; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for the properties, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

Bluebonnet Parc, Baton Rouge, Louisiana

We anticipate purchasing an existing shopping center known as Bluebonnet Parc containing 135,289 gross leasable square feet. The center is located at I-10 and Bluebonnet Road in Baton Rouge, Louisiana.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $22,000,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $163 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, Best Buy Company, Linen's N Things and Cost Plus, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Best Buy	45,439	34	12.99	08/02	01/17

Linen's N Things	32,418	24	11.50	10/02	01/14

Cost Plus	18,300	14	14.00	12/02	01/13

For federal income tax purposes, the depreciable basis in this property will be approximately $16,500,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Bluebonnet Parc was built in 2002. As of March 1, 2004, this property was 95% occupied, with a total 128,289 square feet leased to seven tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Brook Mays Music	8,000	01/09	128,000	16.00
David's Bridal	9,998	10/10	159,968	16.00
Lifeway Christian Bookstore	9,161	12/12	141,995	15.50
Cost Plus	18,300	01/13	256,200	14.00
Linen's N Things	32,418	01/14	372,807	11.50
The Men's Wearhouse	4,973	02/14	99,460	20.00
Best Buy	45,439	01/17	590,408	12.99

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Plaza Santa Fe, Phase II, Santa Fe, New Mexico

We anticipate purchasing an existing shopping center known as Plaza Santa Fe, Phase II, containing 222,411 gross leasable square feet. The center is located at Cerrilos Road and Zafarano Boulevard in Santa Fe, New Mexico.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $31,250,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $141 per square foot of leasable space.

We intend to purchase this property with our own funds and by assuming the existing financing with a remaining balance of approximately $17,800,000. The loan requires principal and interest payments based on an interest rate of 6.2% and cannot be prepaid prior to January 2005.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, Best Buy, Linen N Things and TJ Maxx, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Best Buy	31,226	14	13.50	09/01	01/17

Linen's N Things	31,500	14	13.50	11/00	01/16

TJ Maxx	30,900	14	10.50	11/00	11/10

For federal income tax purposes, the depreciable basis in this property will be approximately $23,500,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Plaza Santa Fe II was built in 2000 to 2002. As of March 1, 2004, this property was 100% occupied, with a total 222,411 square feet leased to 22 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

State Farm	1,250	02/05	27,500	22.00
Lady D Bakery	1,260	04/05	28,889	22.93
Old Navy	20,115	03/06	251,438	12.50
H & R Block	1,900	10/07	37,050	19.50
Corral West	7,450	11/07	75,543	10.14
Cactus Salon	1,250	01/08	30,000	24.00
Payless Shoe Source	2,850	03/08	57,000	20.00
Mens Wearhouse	4,539	05/08	83,972	18.50
French & French	3,038	11/08	69,874	23.00
Alltel	3,932	12/08	112,612	28.64
TJ Maxx	30,900	11/10	324,450	10.50
Michael's	20,280	03/11	253,500	12.50
D & A Mattress	4,710	03/11	89,490	19.00
Clothestime	3,800	04/11	76,000	20.00
Famous Footwear	8,000	01/12	136,000	17.00
Super Nails	1,000	03/12	30,000	30.00
Quizno's	1,900	04/12	37,715	19.85
Osaka Grill	6,000	09/12	150,000	25.00
Linen's N Things	31,500	01/16	425,250	13.50
Best Buy	31,226	01/17	421,551	13.50
PetSmart	20,010	01/17	284,742	14.23
Borders	15,501	01/18	232,515	15.00

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 our prospectus.

Update

The following table updates shares sold in our offerings as of February 17, 2004:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our first offering began September 15, 2003:	34,494,386	344,912,924	35,653,141	300,259,783

Shares sold pursuant to our distribution reinvestment program	142,411	1,352,905	-	1,352,905

	34,656,797	346,465,829	35,653,141	310,812,688

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.